aflease
gold and uranium resources limited

Block A, Empire Park
55 Empire Road, Parktown
Tel: +27 11 482 3605
Fax: +27 11 482 3604

Postnet Suite 271
Private Bag X30500
Houghton, 2041
www.aflease.com

6 October 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

File No: 82-34632

Dear Sir/Madam,

<u>Re: Submission of Public Information</u>

We hereby submit on behalf of Aflease Gold & Uranium Resources Limited all information made public from 23 September 2005 to date, in compliance with Rule 12g-3b of the Securities Exchange Act of 1934.

Should you require further information, please do not hesitate to contact us.

Kind Regards,

Christine Bannerman
Company Secretary
Aflease Gold & Uranium Resources Limited

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Release Date: 2005/09/27 03:00:38 PM

Aflease - SXR Acquisition of Aflease Approved By South African Reserve Bank

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461
Share Code : AFL
("Aflease")
SXR Acquisition of Aflease Approved By South African Reserve Bank
Southern Cross Resources Inc. ("SXR") and Aflease Gold and Uranium Resources Limited ("Aflease") are pleased to announce that SXR has been successful in obtaining South African Reserve Bank ("SARB") approval for both the secondary listing of its shares on the JSE Limited ("JSE") and the subsequent acquisition of all the issued capital of Aflease.
The SARB approval specifically provides for the following:
1) The approval of the secondary listing of SXR on the JSE;
2) The approval of the acquisition of the entire issued share capital of Aflease with SXR shares as consideration;
3) Confirmation that the SARB is not averse to SXR being regarded as an African Company as defined in Section H.(C)(vii) of the Exchange Control Rulings, with SARB requiring a further application in this respect once SXR is listed on the JSE;
4) SXR's South African shareholders will be treated according to the provisions of section H.(A) of the Exchange Control Rulings following the secondary listing of SXR on the JSE. In terms of these provisions, South African institutional investors may invest in SXR securities quoted on the JSE using their permissible foreign portfolio investment allowances and South African private individuals may invest in SXR securities without restriction.
Aflease has obtained in-principle approval from the South African Securities Regulation Panel ("SRP") for the acquisition by SXR of the entire issued share capital of Aflease. The secondary listing of SXR is subject to the approval of the JSE and a pre-listing statement has been submitted to that end and approval is expected shortly.
Said Aflease CEO Neal Froneman:
"In obtaining Reserve Bank approval, Aflease has moved a major step forward towards being acquired by SXR, and I wish to thank the SARB for its constructive and helpful approach."
"We will continue to work closely with the SARB, the JSE and the SRP, while being mindful that the shareholders of Aflease and SXR must also vote on the transaction."
"One important consequence of the SARB's support for the secondary listing of SXR will be continuity for Aflease shareholders, with a stake in the enlarged SXR group. Going forward, SXR will be well placed to build and finance our flagship Dominion Reefs uranium mine."
"This will mean more investment in South Africa, more jobs for South African miners and more export earnings for South Africa."
"Furthermore, exploration inside South Africa is continuing, so that we can over time expand on our potential for uranium production."
Said SXR Chairman and CEO Mark Wheatley:
"I would like to thank SARB in supporting our move to create a global uranium group."
"As well as its South African operations, the enlarged SXR will have significant assets in the two other important regions for uranium exploration and mining - Canada and Australia."
"The enlarged group will be better able to raise finance on the TSX and elsewhere for its projects, and will be well placed as one of the few uranium

companies able to bring new uranium to the market in 2007."
As previously announced on 15 September 2005, and subject to the receipt of all required regulatory and shareholder approvals, the acquisition will be completed by the end of November 2005. A further announcement on the exact timing of all salient dates for the transaction will be announced once shareholder documentation has been completed. Notification of the financial effects of the transaction will also be given.
The ordinary shares of Aflease and the common shares of SXR have not been and will not be registered under the U.S. Securities Act of 1933, as amended. This press release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from Aflease and/or SXR and that will contain detailed information about these companies and management, as well as financial statements
Contacts:

Aflease:	Neal Froneman	+27 (0)83 628 0226
	Carol Smith:	+27 (0)82 338 2228
	John Fraser	+27 (0)82 331 7330
SXR:	Mark Wheatley	+09 141 6350 3657
	Don Falconer	

Johannesburg
27 September 2005
South African Investment Bank, Corporate Advisor and Sponsor
Nedbank Capital
Independent Reporting Accountants
PWC Inc.
South African Legal Counse
Deneys Reitz
Financial Advisor
BMO Nesbitt Burns
International Legal Counsel
Davis & Company
Legal Counsel to the Financial Advisor
Fasken Martineau DuMoulin
Specialised United States Legal Counsel
Latham and Watkins
Date: 27/09/2005 03:00:42 PM Produced by the JSE SENS Department

82-34632

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Release Date: 2005/09/30 03:29:51 PM

Aflease - Consolidated Financial Results for the Six Months ended 30 June 2005

and Operational Update to end September 2005
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
("Aflease" or "the Company")
Consolidated Financial Results for the Six Months ended 30 June 2005 and Operational Update to end September 2005
Salient features
- Acquisition agreement with Southern Cross Resources Inc ("SXR") announced in July 2005 and signed in September 2005, followed by Reserve Bank approval in September 2005
- Acquisition of AngloGold Ashanti's Weltevreden deposits announced in July 2005
- Announcement of an intention to merge NKMC with Sub Nigel Ltd ("Sub Nigel")
- A 402% increase in the market capitalisation of the company to R1.6 billion from June 2004
- Dominion uranium project scheduled for commissioning in 2007
- First gold pour at Bonanza South in June 2005
- Aflease Shareholders give full backing to empowerment transaction
- Modder East resource base continue to increase through focussed exploration
- Headline loss rises to R138 million, mainly due to a non cash flow item related to the Eastbourne loan
- Operating loss improves by 13% to R42.5 million

OUTLOOK

The transformation by Aflease to a focused uranium company continues through the acquisition of Aflease by SXR and the announcement by Aflease of its intention to sell New Kleinfontein Mining Company (NKMC) to Sub Nigel. This process fulfils the twin strategy of becoming a focused uranium producer, whilst providing shareholders with exposure to our quality gold assets in a separate listed vehicle.
The proposed acquisition by SXR of Aflease, will improve the access to funding in international markets and will position the new entity as one of a few companies to bring new sources of uranium oxide to market by early in 2007.

COMMENTARY TO THE INTERIM FINANCIAL STATEMENTS

Financial Results

The interim financial statements for the six months ending June 2005 reflect the continuing success of the "Strong Rand Strategy" which was developed and implemented towards the end of 2003, with the company developing its high margin assets and proceeding with focused exploration.
Management is pleased to report that the Bonanza South mine was commissioned in the second quarter of 2005, with its first gold pour in June 2005. As a result of the company's accounting policies no gold sales were recognised for the period under review. The cash operating loss of R3.7 million (loss of R4.7 million for the six months ended December 2004) was a direct result of commissioning expenditure on the Bonanza South mine.
The operating loss improved by 13% from R48.6 million for the six months ended December 2004 to R42.5 million for the period under review. This was mainly achieved through the combined effect of a reduction in impairment, lock up and write down expenditure of R19 million, a reduction in legal and funding expenses of R4.8 million, while there was an increase in exploration expenditure of R17.3 million.
General and administrative expenses increased by R5.7 million to R10.5 million from the six months ended 30 June 2004 to the period under review. The increase reflected increased activity levels at the company due to a step up in

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international corporate development activities.
The increase in exploration expenditure amounting to R22m for the period under review (R4.75 million for the six months ended December 2004) has not only led to an increase in the company's ore resource but also to the increased geological confidence at the Dominion uranium project which will allow for the positioning, and development of the declines before year end.
The increase in headline losses from R69 million for the six months ended December 2004 to R138 million for the six months under review can be mainly attributed to an expense of R87.3 million relating to the mark-to-market of derivative financial instruments. The R87.3 million non-cash flow expense is a result of accounting for the fluctuations in the Aflease share price compared to the fixed share price at which ordinary shares were issued to Eastbourne Capital ("Eastbourne") as repayment of the convertible loan. These shares were issued on 23 September 2005.

Financial Position

Comparing the balances of December 2004 to June 2005, non-current liabilities remained virtually constant, but short term liabilities increased from R93.1 million to R226.6 million. The increase of some R133.5 million can be mainly ascribed to an increase in the non-cash flow item "Embedded derivative financial instruments" of R87.3 million and an increase in the "Nedcor" loan of R34.9 million. The Embedded derivative financial instruments balance, amounting to R103.8 million at the end of June 2005, is due to the mark-to-market of the obligations arising from the Eastbourne convertible loan as described above. The Nedcor loan relates to a futures related loan incurred.
An increase in business activities was the main reason for the increase in Trade and Other Payables from R8.3 million as at December 2004 to R20.8 million as at June 2005.

Eastbourne loan:

On 23 September 2005, the Eastbourne loan was repaid through the issue of 21.5 million Aflease shares and the awarding of 21.5 million warrants.

Randgold and Exploration investment

Although Aflease's investment in 5.9 million Randgold and Exploration shares as at the end of June 2005 is not material in relation to Aflease's market capitalization or asset base, management will endeavour to realise the appropriate value for the shares. To this end, Aflease issued a requisition to the Randgold and Exploration board on 23 August 2005 which seeks to ensure proper corporate governance based on an independent board of directors, and full disclosure on past activities and transactions.

Cashflows

The net cashflow requirement from Operational and Investing activities for the six months ended June 2005 was funded through the issuance of ordinary shares for cash, amounting to R33.2 million, and the raising of the Nedcor loan of R34.9 million.

OPERATIONAL UPDATE TO SEPTEMBER 2005

Dominion Reefs:

The Department of Minerals and Energy (DME) has accepted our application for a mining right on the Dominion uranium project. This is subsequent to the issuance of a prospecting permit in April 2005. The detailed feasibility for the Dominion uranium project is underway, with long lead time equipment on order so as to facilitate production from 2007. In addition, the site clearing for the 210 000 tonnes per month uranium plant commenced during the week of 26 September 2005. Exploration and drilling is continuing, and Aflease is encouraged that six twin confirmatory drill holes have produced data which gives us confidence that the data on which we are planning our mining and exploration is sound, and remains valid. Aflease has applied to the DME for further prospecting rights for both gold and uranium, and these applications have been accepted. Further detailed announcements will be made in due course.

Bonanza South

Our Bonanza South mine, which adjoins Dominion Reefs will be housed in our uranium portfolio due to its uranium by-product potential, poured its first gold at the end of June. This restored Aflease's status as an active miner following the decision to suspend gold production at the end of 2003. Bonanza South is in the very early stages of production build up and is not expected to break even until the end of the year.
The Bonanza South mine serves as a pilot project for the larger Dominion uranium project. Bonanza is providing invaluable experience in the run up to the mining of uranium at Dominion Reefs. The Bonanza project was brought into production on time and below budget. The cost and labour efficiencies achieved to date compare favorably with the initial Bonanza South feasibility study. These are reflected below:

Bonanza Efficiencies

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Parameter	Pre-Feasibility Study Dec 2003 Inflated	Bonanza Budget 2005 Inflated	Bonanza Actual Jul/Aug 2005
Development Metres/ Development Man	2.6	3.4	3.4
Stoping m2/ Stoping Man	27.0	29.9	21.6
Milled Tons/ Total Employee Costed	49	50	45 *
Development Cost (R)/Metre Developed	2,483	2,882	2,545
Stoping Cost (R)/m2 Mined	270	270	231
Total Cost (R)/Milled Ton	262	264	264 *

* Adjusted to 30,000 tons per month as per feasibility study

The build up phase of Bonanza South is on schedule. A strike by the National Union of Mineworkers has so far had little impact on production. However, on the 105 level, we have exposed a zone of water inflow and poor ground conditions. We are exploring ways to ameliorate this, but caution that production in the third and fourth quarters of 2006 could be affected. The development sampling results at Bonanza are in line with the geological model and are summarised below:

Bonanza Reef Development Sampling for year to date (end June 2005)

Reef	Metres developed	Metres Sampled	Average Content (cmg/t)	Average Channel Width (cm)
Upper Reef	646	711	623	66
Lower Reef	525	351	286	88

Gold

We are continuing exploration activities at our Modder East project on the East Rand, and we have identified additional resources on both the Black Reef and the Kimberley Reef. Details of these will be announced when they have been audited. A bankable feasibility study for the Modder East project is in progress.

MODDER EAST DRILLING RESULTS TO SEPTEMBER 2005

Borehole	BPLZ (top depth)			CHANNEL (basal depth)		
Number	Depth	True cm	cmg/t	Depth	True cm	cmg/ t
DD28	276.87	29.3	43	283.22	588.6	227
DD29	257.12	25	130	261.00	286	58
DD30	265.82	56	130	269.82	328	400
DD31	309.67	83	271	311.70	120	60
DD32	NON DEVELOPED-BEYOND UK9A SUBCROP					
DD33	287.20	27	46	292.60	533	463
DD34	253.10	88	375	260.50	724	812
DD35	276.18	30	109	282.15	565	579
DD36	310.97	49	615	313.04	152	166
DD37	314.47	87	1931	320.18	475	656
DD38	288.50	14	200	294.29	560.5	357
DD40	288.44	20	119	294.43	379	141
DD41	313.04	176	2154	316.08	125	357
DD42	NON DEVELOPED-BPLZ - WASTE ON CONTACT (WOC)					
DD43	264.30	25.4	46	268.32	372.7	199
DD44	251.24	41.6	149	252.50	104.3	19
DD45	260.59	13.9	155	265.95	517.7	205
DD46	261.80	WOC	WOC	263.83	186.3	373
DD47	302.18	19.9	23	307.08	480.2	113
DD48	269.70	WOC	WOC	275.05	533	531
DD49	279.58	33.5	383	284.34	367.1	520
DD50	274.50	WOC	WOC	Not developed		
DD51	AWAITING RESULTS					

Borehole	UK9A			UK5		
Number	Depth	True cm	cmg/t	Depth	True cm	cmg/t
DD28	455.18	27.5	1133			
DD29	295.75	54	102			
DD30	317.58	15	16			
DD31	406.50	23	19			

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DD32	NON DEVELOPED-BEYOND UK9A SUBCROP					
DD33	448.60	27	121	351.96	189	191
DD34	269.40	29	1754			
DD35	427.53	37	219	326.75	139	282
DD36	368.75	29.48	39			
DD37	341.42	23	32			
DD38	436.56	35.2	276	347.18	139.9	304
DD40	423.02	25	204	323.44	263	1059
DD41	349.77	85	126			
DD42	NON DEVELOPED-BPLZ - WASTE ON CONTACT (WOC)					
DD43	309.68a	108.8	229			
	308.14b	52.7	114			
DD44	277.74c	25.3	110			
	277.73d	20.9	59			
DD45	407.72	17.2	25	304.00	107	370
DD46	302.00 Faulted Out					
DD47	514.50	15.8	419	419.00	233	279
DD48	331.50	15.5	2			
DD49	316.45	13.3	1			
DD50	274.70	17	62			

DD51 AWAITING RESULTS

309.68a Below thrust fault
308.14b Above thrust fault
277.74c Motherhole & short deflection
277.73d Long deflection

Financial Results:

	Unaudited six months to 30 Jun 2005	Unaudited six months to 30 Jun 2004	Audited year ended 31 Dec 2004
Highlights			
Gold produced and sold			
- Kilograms	-	127	146
- Ounces	-	4 097	4 709
Cash operating cost per ton mined	n/a	n/a	n/a
Gold produced and sold			
- Rand per kilogram	n/a	80 159	113 320
- US$ per ounce	n/a	366	552
Cash operating (loss)/ profit (R'000)	(3 703)	4 263	(469)
Operating loss before other costs (R'000)	(56 239)	(16 519)	(55 567)
Net loss (R'000)	(138 197)	(26 775)	(95 812)
Headline loss per share (cents)	(41.12)	(12.57)	(36.79)
Basic loss per share (cents)	(40.77)	(12.57)	(39.61)
Operating results			
Tons mined			
- Open pit	-	-	-
- Underground	15 104	-	-
Tons			
- Stacked - CIS	-	341 091	341 091
- Milled - CIL	19 725	21 557	21 557
Metres developed			
- Reef - Underground	1 535	366	751
- Waste - Underground	1 426	1 012	2 355
Gold produced and sold (kg)	-	127	146
Grade			
- Stacked - CIS	-	0.33	0.33
- Milled - CIL	-	0.75	0.75
Gold price received			
- Rand per kilogram	n/a	86 149	83 299
- Rand per ounce	n/a	2 680	2 591
- US$ per ounce	n/a	399	399

Consolidated Income Statement

	Unaudited six months to 30 Jun 2005	Unaudited six months ended 31 Dec 2004	Unaudited six months to 30 Jun 2004	SA GAAP audited year ended 31 Dec 2004

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			Restated for IFRS	Unaudited Restated for IFRS
	R'000		R'000	R'000
Revenue	176	1,650	14 478	16 128
Gold	-	1,650	10 978	12 200
Sundry	176	-	3 500	3 500
Cash operating costs	(3 879)	(6,382)	(10 215)	(16 597)
Cash operating (loss) / profit	(3 703)	(4,732)	4 263	(469)
Amortisation and depreciation	(587)	(573)	(584)	(1 157)
Non-cash movement in lock-up	-	-	(4 071)	(4 071)
General and administrative expenditure	(10 501)	(9,571)	(4 774)	(14 345)
Decommissioning and retrenchment costs	(6)	(116)	(576)	(692)
Funding expenses and legal fees	(1 663)	(6,506)	(1 880)	(8 386)
Share options expensed	(5 162)	(4,595)	(3 942)	(8 537)
Exploration expenditure	(22 027)	(4,766)	(1 654)	(6 420)
Impairment of property, plant and equipment	-	(16,847)	-	(16 847)
Write down of heap leach and other stock items	(31)	(3,120)	(7 800)	(10 920)
Rehabilitation provision	-	(3,018)	-	(3 018)
Profit on disposal of property, plant and equipment	1 207	5,293	-	5 293
Operating loss	(42 473)	(48,551)	(21 018)	(69 569)
Interest paid	(15 121)	(12,605)	(6 569)	(19 174)
Interest Received	862	812	812	1 624
(Loss) / profit on disposal of investments	(8)	4,750	-	4 750
Mark-to-market of listed investments	5 807	(15,082)	-	(15 082)
Loss before derivative adjustments	(50 933)	(70,676)	(26 775)	(97 451)
Mark-to-market of derivative financial instrument	(87 265)	1,639	-	1 639
Loss before taxation	(138 198)	(69 037)	(26 775)	(95 812)
Taxation	-	-	-	-
Net loss for the period	(138 198)	(69 037)	(26 775)	(95 812)
Loss per share (cents)	(40.77)	(28.44)	(12.57)	(39.61)
Fully diluted basic loss per share (cents)	(40.77)	(28.44)	(12.57)	(39.61)

Neither the Eastbourne loan conversion, nor the employees' share options have any dilutive effect on the loss per share.

Consolidated Balance Sheet

	Unaudited as at 30 Jun 2005	Unaudited as at 30 Jun 2004	SA GAAP audited as at 31 Dec 2004
		Restated for IFRS	Unaudited Restated for IFRS
	R'000	R'000	R'000
ASSETS			
Non-current assets	346 614	242 502	306 071
Property, plant and equipment	270 070	229 138	225 538
Investments	76 544	13 364	80 533
Current assets	27 967	10 302	31 187
Inventories	3 457	1 352	1 112
Receivables and prepayments	14 754	6 107	28 644
Amounts owing by related parties	165	113	140
Bank and cash balances	9 591	2 730	1 291

Total assets	374 581	252 804	337 258
EQUITY AND LIABILITIES			
Capital and reserves	108 994	101 976	208 861
Ordinary share capital	6 909	4 294	6 729
Share premium	708 633	506 614	675 593
Accumulated losses	(630 252)	(423 017)	(492 054)
Share-based payment reserve	23 704	14 085	18 593
Non-current liabilities	38 964	80 431	35 320
Interest bearing borrowings	14 214	59 772	11 642
Rehabilitation and closure cost obligation	24 750	20 659	23 628
Amounts owing to related third parties	-	-	50
Current liabilities	226 623	70 397	93 077
Derivative financial instrument	103 801	-	16 537
Short term loans	88 028	44 226	41 608
Current portion of interest bearing borrowings	9 591	9 217	15 775
Trade and other payables	20 829	11 653	8 347
Provisions	4 374	5 207	10 731
Bank overdraft balances	-	94	79
Total equity and liabilities	374 581	252 804	337 258

Abridged Consolidated Cashflow Statement

	Unaudited six months to 30 Jun 2005	Unaudited six months to 30 Jun 2004	SA GAAP audited year ended 31 Dec 2004 Unaudited
		Restated for IFRS	Restated for IFRS
	R'000	R'000	R'000
Cashflows from operating activities	(24 978)	(15 576)	(46 683)
Cashflows from investing activities	(34 125)	(15 645)	24 288
Cashflows from financing activities	67 482	30 917	20 667
Net increase/(decrease) in cash and cash equivalents	8 379	(304)	(1 728)
Cash and cash equivalents at beginning of year	1 212	2 940	2 940
Cash and cash equivalents at end of year	9 591	2 636	1 212

Consolidated Statement of Changes in Equity

	Unaudited six months to 30 Jun 2005	Unaudited six months to 30 June 2004	SA GAAP audited year ended 31 Dec 2004 Unaudited
		Restated for IFRS	Restated for IFRS
	R'000	R'000	R'000
Ordinary share capital			
At the beginning of the period	6 729	4 219	4 219
Issued during the period	180	75	2 516
Shares bought back by subsidiary	-	-	(80)
Shares sold by subsidiary	-	-	80
Cancelled during the period	-	-	(6)
At the end of the period	6 909	4 294	6 729

Share Premium			
At the beginning of the period	675 593	495 050	495 050
Issued during the period	32 989	10 526	184 235
Cancelled during the period	-	-	(1 899)
Share options exercised - prior periods	-	950	950
Share options exercised	51	88	175
Expenditure written off against share premium	-	-	(2 918)
At the end of the period	708 633	506 614	675 593
Accumulated losses			
At the beginning of the period	(492 054)	(396 242)	(396 242)
Net loss for the period	(138 198)	(26 775)	(95 812)
At the end of the period	(630 252)	(423 017)	(492 054)
Share-based payment reserve			
At the beginning of the period	18 593	10 231	10 231
Share options expensed	5 162	3 942	8 537
Share options exercised	(51)	(88)	(175)
At the end of the period	23 704	14 085	18 593

Reconciliation of previous SA GAAP and IFRS

	IFRS transition date 1 Jan 2004 R'000	Six months to 30 Jun 2004 R'000	Year ended 31 Dec 2004 R'000
Balance Sheet			
Equity			
As previously reported - SA GAAP	114 208	109 776	208 861
Change in estimate	-		
Write down of heap leach and other stock items	-	(7 800)	-
Effect of options exercised on share premium	950	1 038	1 125
Share-based payment reserve	10 231	14 085	18 593
Effect of changes on income statement			
- Current period	-	(3 942)	(8 537)
- Prior periods	(11 181)	(11 181)	(11 181)
Equity restated - IFRS	114 208	101 976	208 861
Income Statement			
Net loss for the period as previously reported		(15 033)	(87 275)
Restatement of write down of inventories for six months to 30th June 2004		(7 800)	-
Effect of transition to IFRS:			
Share-based payment charge		(3 942)	(8 537)
Net loss for the period restated - IFRS		(26 775)	(95 812)

Notes to the Consolidated Financial Statements for the six months ended 30 June

1. Basis of preparation:

These June 2005 interim consolidated financial statements of Aflease are for the six months ended 30 June 2005. They have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting and South African Statement of Generally Accepted Accounting Practice AC127 - Interim Financial Reporting, and are covered by International Financial Reporting Standard ("IFRS") 1, First-time Adoption of IFRS, because they are part of the period covered by the Group's first IFRS financial statements for the year ended 31 December 2005. These interim financial statements have been prepared in accordance with those IFRS standards and International Financial

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Reporting Interpretations Committee ("IFRIC") interpretations issued and effective or issued and early adopted as at the time of preparing these statements (August 2005). The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements.

The accounting policies have been consistently applied to all the years presented.

Aflease's consolidated financial statements were prepared in accordance with South Africa's Generally Accepted Accounting Principles ("GAAP") until 31 December 2004. GAAP differs in some areas from IFRS. In preparing Aflease's 2005 consolidated interim financial statements, management has amended certain accounting, valuation and consolidation methods applied in the GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from GAAP to IFRS on the Group's equity and its net income and cash flows are provided in the table above.

These consolidated interim financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies. There were no areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated interim financial statements.

The results for the six months ended 30 June 2004 were restated by R7.8 million which related to a write down on inventories to their net realisable value.

2. Significant changes to the Group's accounting policies as a result of the adoption of IFRS:

The fair value of share options granted to Aflease employees is recognised as an employee expense with a corresponding increase in equity (Share-based payment reserve). The fair value is measured at grant date and expensed over the period in which the employee becomes unconditionally entitled to the equity instrument. The fair value of the instrument granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instrument is granted. The fair value of share-based payments was not recognised under the Group's previous accounting policies.

3. Share placement:

Shareholders are referred to the general authority granted to the board of directors of Aflease ("the board") at its annual general meeting of 28 July 2005 ("the AGM"), authorising the board to issue up to 15% of the total issued share capital of Aflease at 1 January 2005, placed under its control, to prospective investors ("the mandate") and the announcement dated 16 September 2005 announcing that Aflease has entered into an acquisition agreement with SXR for the acquisition by SXR of the entire issued share capital of Aflease by means of a scheme of arrangement. Under the provisions of rule 19 of the Securities Regulation Code on Takeovers and Mergers ("the Code"), compiled by the Securities Regulation Panel ("the SRP"), Aflease may not issue any authorised but unissued securities during an offer period unless approved by its shareholders in general meeting pursuant to a notice of meeting where information about an offer or anticipated offer is included.

Aflease has consulted the SRP with a view to clarify that the board may exercise the rights given to it under the mandate in respect of 9 492 698 shares (representing 2.5% of the total ordinary shares of Aflease in issue at 21 September 2005) during the SXR offer period. Due to the fact that the mandate was given at a general meeting of shareholders of which proper notice was given, and the fact that the offer from SXR was made known to ordinary shareholders and the general public before the AGM on 5 July 2005, it is the view of Aflease and its advisors, with which view the SRP concurs, that Aflease complies with the provisions of rule 19 of the Code.

4. Dividend:

No dividend has been proposed or declared for the period under review.

5. Segmental reporting:

The group operates in two geographical areas, the East Rand, Gauteng, South Africa, and Klerksdorp, North West Province, South Africa. The bulk of the capital expenditure was incurred on the Bonanza South Development Project. The other areas of activity include the Corporate Office and maintaining the New Kleinfontein property in the East Rand. Gold revenue was generated from the

Klerksdorp Operations, whereas the sundry revenue consisting of royalties received which originated from the East Rand area.

6. Revenue:

Sundry revenue consists of the proceeds from the sale of leach pad rock.

7. Loss per share

	Unaudited six months to 30 June 2005	Unaudited six months to 30 June 2004 Restated for IFRS	SA GAAP audited year ended 31 December 2004 Unaudited Restated for IFRS
Loss per share and fully diluted basic loss per share have been calculated using the net loss for the period of (R'000)	(138 197)	(26 775)	(95 812)
and a weighted average number of shares of	338 983 365	212 979 940	241 902 897

Neither the Eastbourne loan conversion, nor the employees' share options have any dilutive effect on the loss per share.

8. Headline Loss per share

Headline loss per share (cents)	(41.12)	(12.57)	(36.79)
Fully diluted headline loss per share (cents)	(41.12)	(12.57)	(36.79)
The headline loss per share and fully diluted headline loss per share have been calculated using headline loss of (R'000)	(139 396)	(26 775)	(89 008)
and a weighted average number of shares of	338 983 365	212 979 940	241 902 897
Neither the Eastbourne loan conversion, nor the employees' share options have any dilutive effect on the loss per share.			
	R'000	R'000	R'000
Reconciliation of basic loss to headline loss:			
Net loss for the period	(138 197)	(26 775)	(95 812)
Profit on disposal of property, plant and equipment	(1 207)	-	(5 293)
(Loss)/profit on disposal of investments	8	-	(4 750)
Impairment of property, plant and equipment	-	-	16 847
Headline loss	(139 396)	(26 775)	(89 008)

9. Related Party Transactions

There were no related party transactions entered into during the interim period to 30 June 2005.

10. Subsequent events:

On 5 July 2005 shareholders were advised that Aflease and SXR have entered into a pre-merger arrangement with a view to conclude a business combination transaction, which will have the effect of Aflease ordinary shareholders exchanging 100% of their Aflease ordinary shares for shares in SXR, which is listed on the Toronto Stock Exchange ("TSX"); Aflease terminating its listing on the JSE; SXR changing its name to SXR Uranium One Inc. ("SXR Uranium One"); and SXR Uranium One obtaining a secondary listing on the JSE Limited. Aflease and SXR have subsequently announced that they have signed the definitive acquisition agreement and that the transaction was expected to be completed in November 2005, subject to shareholder and regulatory approval. In a further welcome development, the South African Reserve Bank has given its approval to the transaction, and we are in the process of securing approvals from the Securities

82-34632

Regulation Panel and the JSE Limited.
On 19 July 2005 shareholders were advised that Aflease has concluded an agreement with AngloGold Ashanti Limited ("AngloGold Ashanti") in terms of which Aflease will purchase the Weltevreden gold mine for R75 million (excluding VAT), to be paid through the issue of 23 618 785 Aflease ordinary shares at a price of R3.62 per share. The transaction is subject to certain conditions precedent being fulfilled by no later than 31 December 2005.
Aflease has announced a strategy of realising value from our pure gold assets, by developing a focused uranium company, with a pure gold subsidiary. In line with this, we announced on 23 August 2005 that we intended to acquire a controlling shareholding in Sub Nigel in a deal which would involve the transfer of Aflease's wholly-owned New Kleinfontein Mining Company (Pty) Ltd, in which the Modder East project is housed, to Sub Nigel. The transaction has the support of 62% of Sub Nigel's shareholders and is intended to crystallise the value of Modder East. The new company will retain its JSE listing and will be named "Aflease Gold. Subsequent to the announcement, we have seen a pleasing rise in the Aflease share price, which suggests that our strategy of crystallising value for our pure gold assets is taking shape. Aflease continues to explore how we can further contribute to the consolidation of gold assets in the East Rand basin.
On 20 September 2005, shareholders of Aflease, at a General Meeting in Johannesburg, backed resolutions to implement an historic empowerment deal, with votes of 99.9% in favour, just one abstention, and no votes against the resolutions. The empowerment consortium, provisionally called Micawber 397 (Pty) Ltd, is broad-based, with 30% shareholding by Aflease workers and a further 30% by the local community. This empowerment deal covers Aflease's mines and exploration properties in the Klerksdorp area, and separate empowerment consortia, of a similar structure, will be put together for Aflease's other South African assets.
As announced on 3 August 2005, Aflease concluded a R136 million (US$20.5 million) private placement of new Aflease ordinary shares on 19 July 2005, with a number of institutional investors, predominantly in Canada, the United States and Europe. A total of 32 million shares were issued at an average price of R4.25.
On 23 September 2005, the Eastbourne Capital ("Eastbourne") loan was settled through the issue of 21.5 million Aflease shares. In addition, 21.5 million warrants at R3.50 were issued as part of the settlement.
Supplementary Information

	Unaudited as at 30 Jun 2005 R'000	Unaudited as at 30 Jun 2004 R'000	Audited as at 31 Dec 2004 R'000
Capital commitments	102 375	1 100	86 036
Capital expenditure	45 119	20 178	39 614
Interest bearing borrowings			
Asset finance leases	23 805	24 489	19 584
- Short-term portion	9 591	9 217	7 942
- Long-term portion	14 214	15 272	11 642

These finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 10.00%. The Industrial Development Corporation's loan is secured by a general notarial bond over all moveable assets.

Heap leach pad loan	-	8 515	7 833
- Short-term portion	-	-	7 833
- Long-term portion	-	8 515	-

The loan was repaid during May 2005. An interest rate of 15.25% was applicable.

Nedbank loan			
- Short-term portion	-	44 226	-

The loan was repaid during 2004 and bore interest at a rate of JIBAR plus a margin of 4%, decreasing to 3%.

Nedcor loan			
- Short-term portion	34 893	-	-
- Embedded derivative financial instrument			

On 9 February 2005, the Group sold 3 million Randgold and Exploration Company Limited ("Randgold") shares and entered into a single stock long futures position on the same shares. On 26 April 2005, the Group sold another 2.866 million shares and entered into a long futures position of the same shares. Both futures are exercisable on 15 December 2005. The interest rate on the futures is 7.75%. The true nature of the transaction is that the Group has obtained funding

from Nedcor at favourable rates on the back of its shares in Randgold.
The intention is for the Group to roll its futures position until it decides to sell the underlying shares. Aflease can close out the futures-position at any time and exchange it for Randgold shares.
The market value of the underlying shares in Randgold of R77.448 million is included in Investments.
Included in net finance costs is an amount of R696 thousand related to the facility.

Eastbourne loan	156 936	35 985	58 145
- Short-term portion	53 135	-	41 608
- Long-term portion	-	35 985	-
- Embedded derivative financial instrument	103 801	-	16 537

Interest is at 1.5% above prime interest rate and further terms are detailed in the 2004 Annual Report.
The loan is to be settled as follows:
1. R1 million payable in cash; and
2. The balance of the loan, including interest thereon, was be settled through the issue of approximately 21.5 million Aflease shares on 23 September 2005. In addition, Eastbourne received a warrant, exercisable over three years at a price of R3.50, for each Aflease share received.
The conversion of the loan to equity was on 23 September 2005. Upon settlement of the loan, the balance sheet was affected as follows:
An additional mark to market loss, for the period between 30 June 2005 and conversion date, on the derivative financial instrument due to Aflease's appreciation in its share price was recognized. This affected both the income statement and the financial derivative instrument;
The Eastbourne short term loan as well as the derivative financial liability were removed from the balance sheet;
In their stead, share capital and share premium were recognised to reflect the fair value of issued shares in settlement of the liability; and
The derivative financial liability related to the R3.50 warrants remains until Eastbourne makes an election on whether or not to exercise the option. This instrument will continue to be marked to market over the term of the warrant.

Total borrowings	215 634	113 215	85 562
Short term portion of finance leases	9 591	9 217	15 775
Short term loans	88 028	44 226	41 608
Derivative financial instrument	103 801	-	16 537
Total long term borrowings	14 214	59 772	11 642

On behalf of the Board
Neal Froneman Jean Nortier
Chief Executive Officer Chief Financial Officer
Johannesburg
30 September 2005
Disclaimer
Statements made in this announcement with respect to Aflease's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performances of Aflease. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Aflease cautions you that a number of risk and assumptions could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risk and assumptions include, amongst others, risks associated with fluctuations in the rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease assumes no obligation to update information of this release.
The ordinary shares of Aflease have not been and will not be registered under the U.S. Securities Act of 1933, as amended. This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from AFL and that will contain detailed information about the company and management, as well as financial statements
Date: 30/09/2005 03:29:36 PM Produced by the JSE SENS Department

Release Date: 2005/09/30 05:35:03 PM

Aflease Gold And Uranium Resources Limited - Passing Away Of Director

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
("Aflease" or "the company")
PASSING AWAY OF DIRECTOR
In terms of section 3.59(b) of the JSE Limited Listings Requirements shareholders are formally advised that non-executive director, Ferdinand Lips, passed away on 29th September 2005.
The directors and staff of Aflease extend their sincere condolences to the Lips Family.
Johannesburg
30 September 2005
Sponsor
Nedbank Capital
Date: 30/09/2005 05:35:07 PM Produced by the JSE SENS Department

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Release Date: 2005/10/06 01:29:33 PM

Aflease announces an end to the NUM strike at Bonanza South

AFL
Aflease announces an end to the NUM strike at Bonanza South
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
("Aflease" or "the Company")
6th October 2005
Aflease announces an end to the NUM strike at Bonanza South
Aflease Gold and Uranium Resources is pleased to announce that it has reached agreement with the National Union of Mineworkers (NUM) on a wage settlement.
All employees returned to work at the Bonanza South gold mine at 06.00 this morning.
A three year agreement has been signed, which will provide a platform for industrial peace as Aflease moves forward the development of its Dominion Reefs uranium mine, for which Bonanza South serves as a pilot project.
"I am delighted that we are now back to business as usual," said Aflease CEO Neal Froneman.
"The strike had no significant impact on production, as we kept the gold plant running throughout.
"However, it is satisfying that we now have a three year agreement with the NUM, which will ensure that we can move forward in partnership with the union, in developing Dominion Reefs - a mine which could provide employment for up to 2 500 miners in an area which has experienced severe unemployment."
Neal Froneman also welcomed an undertaking that the NUM will support Aflease in the company"s applications to the Department of Minerals and Energy Affairs (DME) for prospecting and mining rights.
The strike had involved approximately 440 employees, and was embarked upon two and a half weeks ago.
Neal Froneman said that management had agreed to a 6.7% cost to company wage increase for this year, back-dated to 1st June, with increases of CPIX plus 1% in each of the two following years.
"In addition, the union has agreed to the practice of continuous operations (conops) which will allow us to mine around the clock, seven days a week," said Neal Froneman.
"There has also been an agreement on the proceedings for picketing in the event of any future dispute.
"We can now go forward, together with our employees, on the basis of this far-reaching settlement, as we proceed towards our target of starting mining of uranium in 2007.
"This three year deal is excellent news for Aflease shareholders, for the union, as well as for employment prospects in the Klerksdorp area."
Last month, Aflease signed an empowerment agreement with the Micawber 397 consortium related to its mining assets in the Klerksdorp area, though which Micawber will acquire 26% of the assets.
Historically disadvantaged employees have a 30% stake in Micawber 397, through a trust fund, with the local community also holding 30% through a separate trust fund, making this a broad based consortium, and making the empowerment deal a model for other companies.

Contact:	Neal Froneman	083 628 0226
	Carol Smith	082 338 2228
	John Fraser	082 331 7330

Date: 06/10/2005 01:29:29 PM Produced by the JSE SENS Department